UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

LANTRONIX, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

516548203
(CUSIP Number)

Chain of Lakes Investment Fund, LLC 2600 Eagan Woods Dr., Suite 350 Eagan, Minnesota 55121 Attention: Timothy O’Connell Telephone: (702) 807-7858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	516548203

1	NAMES OF REPORTING PERSONS
Chain of Lakes Investment Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,216,152 shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,216,152 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,216,152 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	Percentage calculated based on 37,580,182 shares of common stock, par value $0.0001 per share, outstanding as of April 25, 2024, as reported in the Form 10-Q for the quarterly period ended March 31, 2024, of Lantronix, Inc.

SCHEDULE 13D

CUSIP No.	516548203

1	NAMES OF REPORTING PERSONS
Christopher B. Woodruff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,216,152 shares (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,216,152 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,216,152 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	As described in Item 2, Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Company held by Chain of Lakes Investment Fund, LLC ("COLIF") as a result of his position as President of COLIF. Reference is made to Item 2 to this Schedule 13D. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.
(2)	Percentage calculated based on 37,580,182 shares of common stock, par value $0.0001 per share, outstanding as of April 25, 2024, as reported in the Form 10-Q for the quarterly period ended March 31, 2024, of Lantronix, Inc.

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements, as set forth below, the information contained in Items 1, 2, 3, 5, and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2019 (the “Original Schedule 13D”) by Chain of Lakes Investment Fund, LLC, a Delaware limited liability company (“COLIF”) and Christopher B. Woodruff (each a “Reporting Person”), with respect to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Lantronix, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 is being filed to reflect a reduction in the Reporting Persons’ beneficial ownership of more than 1% of the Issuer’s outstanding Common Stock, resulting from an increase in the outstanding shares of Common Stock of the Issuer. Such reduction in the Reporting Persons’ beneficial ownership of more than 1% of the Issuer’s outstanding Common Stock was calculated based on 29,744,040 shares of Common Stock outstanding as of November 5, 2021, as reported in the Form 10-Q for the quarterly period ended September 30, 2021, of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

This statement 13D (this "Statement") relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Lantronix, Inc., a Delaware corporation (the "Issuer"). The address of the principal offices of the Issuer is 48 Discovery, Suite 250, Irvine, CA 92618.

Item 2.	Identity and Background

(a) - (c)	This Statement is filed by Chain of Lakes Investment Fund, LLC (“COLIF”) and Christopher B. Woodruff (each, a "Reporting Person"). Mr. Woodruff may be deemed to have shared voting and shared dispositive power over the Common Stock owned by COLIF (the "Shares") as result of his position as President of COLIF. The principal business address of each Reporting Person is 2600 Eagan Woods Dr., Suite 350, Eagan, MN 55121. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(d)	None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	COLIF is a Delaware limited liability company. Mr. Woodruff is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 1,216,152 shares of Common Stock acquired was approximately $4,100,001 (including brokerage commissions and transaction costs).

Item 5.	Interest in Securities of the Issuer

(a) - (b)	As of the date hereof, COLIF beneficially owns the Common Shares noted on COLIF’s cover page hereto. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.

(c)	The Reporting Persons have not entered into any transactions in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer as of September 14, 2020 (calculated based on 28,558,188 shares of Common Stock outstanding as of September 14, 2020, as reported in the Definitive Proxy Statement on Schedule 14A filed by the Issuer on October 1, 2020).

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on behalf of the Reporting Persons with the SEC on December 24, 2019)

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024

CHAIN OF LAKES INVESTMENT FUND, LLC

By:	/s/ Christopher B. Woodruff
Name:	Christopher B. Woodruff
Title:	President

/s/ Christopher B. Woodruff
Christopher B. Woodruff